SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Terms for Disposal of Treasury Stock” made public on Monday, August 27, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 27, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Corporate Senior Vice President
ORIX Corporation

August 27, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Yui Takamatsu

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding Terms for Disposal of Treasury Stock

TOKYO, Japan – August 27, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it has decided to dispose a portion of its treasury stock. The treasury stock to be disposed of forms a portion of the remuneration during the terms of one group executive who retired June 22, 2007. The partial terms for the disposal of a portion of our treasury stocks to the group executive were announced on June 22, 2007. The complete terms of the disposal of a portion of our treasury stocks to the one group executive have since been decided. The details are as follows.

Details of Disposal of Stock (1)

1.	Type of Shares:	Common shares of the Company

2.	Number of Shares:	1,060 shares

3.	Disposal Price:	31,500 yen per share

The purchase price shall be the closing price on June 22 of common shares on the Tokyo Stock Exchange.

4.	Payment Date for Purchase of Shares:	Wednesday, September 12, 2007

Further Details

1. Schedule:	Friday, June 22, 2007:	Date of partially setting terms for disposal price of treasury stock

	Monday, August 27, 2007:	Date of setting terms for disposal price of treasury stock

	Tuesday, August 28, 2007:	Notification of terms for disposal of treasury stock

	Tuesday, September 11, 2007:	Application date

	Wednesday, September 12 2007:	Payment date

2. Reason for Disposal (use of funds):		The treasury stock to be disposed of forms a portion of the remuneration of the group executive during his term that retired on June 22, 2007. The retiring group executive will purchase the treasury stock using accrued income during his term in office. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes.

3. Number of Treasury Stock after Disposal:		253,801 shares

The number of treasury stock does not reflect changes associated with purchases of less than one unit and the exercise of stock options that took place on and after August 1, 2007.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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